Exhibit (a)(5)

4980 Great America Parkway
Santa Clara, CA 95054
Phone: 408-496-7417 Fax: 408-496-7640

[December 17, 2002]

TO EMPLOYEES TENDERING OPTIONS TO PURCHASE
COMMON STOCK UNDER THE ELIGIBLE STOCK PLANS:

This letter provides the results of our offer to exchange all options which were outstanding options to purchase shares of our common stock (i) granted prior August 2, 2000 with an exercise price greater than $2.00 under Brio’s 1992 Stock Plan (provided the options do not expire by their terms before the expiration of the offer); (ii) granted prior to August 2, 2000 with an exercise price greater than $2.00 under Brio’s 1998 Stock Plan; (iii) granted prior to August 2, 2000 with an exercise price greater than $2.00 under Brio’s 1995 Stock Option Plan that Brio assumed following its merger with SQRIBE Technologies Corp; or (iv) granted after May 13, 2002 under Brio’s 2000 Stock Plan to employees who are exchanging shares pursuant to (i), (ii) or (iii) above.

The offer expired at 6:00 p.m., California time, on Monday, December 16, 2002. On Tuesday, December 17, 2002, pursuant to the terms and conditions of the offer, we accepted for exchange options tendered for a total of [            ] shares of common stock and canceled all such options.

We have accepted for exchange and canceled the options tendered by you that were exercisable for the number of option shares as set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the offer, you will have the right to receive a new option under the 1998 Stock Plan or the 2000 Stock Plan for the number of shares of common stock that is equal to the number of option shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events.

The exercise price per share of the new options will be equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. As this date is in the future, we cannot predict the exercise price of the new options.

Each new option will vest 50% on the date of grant with the remaining shares vesting at a rate of 1/24 at the end of each succeeding month until 100% of the options are vested. The vesting schedule of the new option means that the total number of shares vested under the new option as of the date of grant may not be equal to the number of shares that would have been vested on that date under the exchanged option had the exchanged option not been canceled but instead continued to vest in accordance with its terms.

In accordance with the terms of the offer to exchange, we will grant you the new option on or about Wednesday, June 18, 2003. At that time, as described in the Offer to Exchange, we will enter into a new option agreement with you.

In accordance with the terms of the Offer to Exchange, you must be an employee of Brio or one of our subsidiaries continuously from the date you tender options through the date we grant the new options in order to receive new options. If for any reason you are not an employee of Brio or one of our subsidiaries continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange. The tendered options have been canceled whether or not vested prior to the tender.

If you have any questions about your rights in connection with the grant of a new option, please call the undersigned or Haleh Carrillo at (408) 496-7417.

Sincerely,

BRIO SOFTWARE, INC.

/s/ CRAIG B. COLLINS
Craig B. Collins
Executive Vice President of Corporate Development and Chief Financial Officer

Attachment

Attachment A

Optionee Name	Grant Date of Tendered Option	No. of Unexercised Option Shares Under Tendered Option